Exhibit 99.1

Form T

Israel Corporate

Registrar no.: 303448

To:	The Securities Authority	The Tel Aviv Securities Exchange Ltd.	Tav126 (Public)	Transmitted via Magna: March 29, 2021
	www.isa.gov.il	www.tase.co.il		Reference 2021-01-049905

Immediate report on a transaction with a controlling shareholder or with a director that does not require the approval of a general meeting:

Regulation 37(a) of the Securities Regulations (Immediate and Periodical Report) 1970

Explanation: According to regulation 34(d) of the Securities Regulations (Immediate and Periodical Report) 1970, along with the submission of this form, List of Senior Officeholders must be submitted under Form 097.

1.	A report is hereby submitted on the approval of a transaction in accordance with Regulation 1A of the Companies Regulations (Facilitating Transactions with Stakeholders), 5769-2000.:

2.	Date of approval of the transaction by the Board of Directors March 29, 2021

3.	Summary of the transaction and a summary of the reasoning of the board of directors and the audit committee for approving the transaction:

Pursuant to Regulation 1A of the Companies (Facilitation of Transactions with Stakeholders) Regulations, 2000 (the "Facilitation Regulations"), to approve the payment of directors’ remuneration to Mr. Joseph Tenne, who serves as a director as defined in the Company's Remuneration Regulations, under the same conditions to which the Company's external directors are entitled, as follows:

A. The maximum remuneration for an expert external director in accordance with the Companies Regulations (Rules regarding Remuneration and Expenses for an External Director), 2000 ("Remuneration Regulations"), as updated from time to time and in accordance with the Company's rank, as it will be from time to time.

B. Accordingly, he will be entitled to reimbursement of expenses in accordance with the provisions of Regulation 6 (a) of the Company's Remuneration Regulations and Remuneration Policy.

C. The remuneration will be paid from the date of the appointment of Mr. Joseph Tenne as a director (February 18, 2021).

The Board of Directors' reasons for entering into the transaction and for the application of the relief regulations:

The remuneration is the same as the remuneration to which the company's external directors are entitled.

Thenremuneration does not exceed the maximum amount according to Regulations 4, 5 and 7 of the Remuneration Regulations.

4.	The main points of the opinion of the Companies Authority and the main points of the decision of the Ministerial Committee on Privatization or detailing the alternative according to which the exemption is granted

Explanation: Relevant only in if it is an unusual transaction of a public company controlled by the government.

Details of the Signatories on behalf of the Corporation:

	Name of Signatory	Position
1	Evyatar Cohen	Chief Financial Officer ----------------------------

Explanation: pursuant to Regulation 5 of the Periodic and Immediate Reports Regulations (5730-1970), a report submitted under said regulations must be undersigned by Corporate Signatories. Staff position on this matter may be found on the Authority's website: click here.

The reference numbers of the previous documents on the subject (any citation made does not constitute inclusion by way of reference)

The securities of the Corporation are not listed for trading on the Tel Aviv Stock Exchange	Form structure updated on: March 3, 2021

Abbreviated Name: Ability

Address: 14 Yad Harutzim St., Tel Aviv 6770007                   Telephone: +972-3-687 9777, Fax: +972-3-537 6483

Email: evyatar@profinance.co.il Company Website: www.interceptors.com

Previous names of reporting entity:

Name of Electronic Reporter: Yanai Andrei Their Job Title: External Legal Consultant Name of Employing Company: Barnea & Co. Law Firm

Address: 58 Harakevet St., Tel Aviv 677016 Telephone: +972-3-6400600 Fax: +972-3-640 0650 Email: ayanai@barlaw.co.il

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